Filed pursuant to Rule 497(a)
File No. 333-257157
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FUNDRISE INNOVATION FUND

The future is open for investment

Now you can invest early in some of the world's best tech companies—including those leading the AI revolution—*before* they go public.

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Start investing in less than 5 minutes and with as little as $10.


Artificial Intelligence & Machine Learning
Modern Data Infrastructure
Development Operations
Financial Technology

PORTFOLIO COMPANIES

Canva ServiceTitan Vanta Inspectify Jetty IMMUTA

View all fund holdings

WHY VENTURE

Same problem, different asset

Like real estate, the world of investing in private technology companies has remained almost entirely inaccessible to individuals, despite the fact that as an asset class it has proven to be one of (if not the) best performing investments strategies of the past 50 years.

Vast majority of returns accrue in the private markets

With companies staying private longer, the vast majority of the returns from private tech has accrued to the private investors before the public offering. Plus, access is gated, with hefty tolls, by fund managers and growth equity firms, just as in the real estate private equity world.

During the 90's and early 00's, companies like Amazon and Google went public relatively soon in their growth cycle, while companies today are waiting on average 10 years longer. The result: individual investors confined to the public markets are missing out on a substantial portion of the returns generated by the next generation of industry leaders.

Hear about how we plan to transform venture →



Risk and reward for asset classes, 1984-2015
Annual Return (Percent)
Standard Deviation (Percent)
Venture capital
Buyout funds
Mid cap equities
Large cap equities
REITs
Small cap equities
Non-U.S. equities
Investment grade bonds
Treasury bonds
Treasury bills
Inflation
Commodities

Source: Robert S. Harris, Tim Jenkinson, and Steven N. Kaplan, "How Do Private Equity Investments Perform Compared to Public Equity?" Journal of Investment Management, Vol. 14, No. 3, Third Quarter 2016, 1-24; Steve Kaplan, "What Do We Know About Private Equity Performance?" Guest Lecture at Miami Herbert Business School, January 31, 2020; Steve Kaplan, "What Do Venture Capitalists Do? How Well Have They Done?" University of Chicago Booth School of Business; FactSet; NAREIT; Refinitiv; and Aswath Damodaran.

Note: Past performance is no guarantee of future returns; All asset classes reflect 1984-2015 except for VC, which reflects 1984-2013; Return for Buyout and VC is measured by weighted average internal rate of return (IRR); All asset classes are for the U.S. except for Non-U.S. Equities and Commodities (Buyout and VC have a North American focus).



Inflation adjusted revenue ($M)
Age in years
Average IPO (1990s)
Average IPO ('17-21)
Individuals only able to participate after IPO
Venture capital consumes most of the upside pre-IPO

Source: University of Florida Warrington College of Business

ABOUT THE FUND

A growth mindset

The Innovation Fund intends to invest in a diversified portfolio largely composed of private high-growth technology companies, with an initial focus on several sectors that we believe have exceptional macro tailwinds.

Learn more about the Innovation Fund →

$110M+

dollars raised

35K+

active investors

SECTORS

Modern Data Infrastructure

Learn more →

Artificial Intelligence & Machine Learning

Development Operations (DevOps)

Financial Technology (Fin

Canva

Canva is the leading online design and visual communication platform.

Late-stage company | Other

Valuation at Last Funding	$40B
Our Investment	$6.20M

FEATURED INVESTMENT

Canva

Canva is the leading online design and visual communication platform. Their collaborative and intuitive software makes it easy for anyone (even non-designers) to create professional designs. Founded in 2012 in Australia, Canva has seen explosive growth since its inception, reaching 10 million users by 2015 and 135 million users by 2023. The company is emerging as the leading challenger of Adobe, the dominant incumbent player in design software.

Read more about this investment →

Figures as of 9/30/2023.

Fund holdings

The Fund is currently in its initial ramp-up phase and is actively investing in its target investment strategies, especially Artificial Intelligence, Machine Learning, and Data Infrastructure.

Assets

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Viewing 21 Assets

Databricks

Databricks is the data and AI company. More than 10,000 companies — including...

Late-stage company | Data infra

Valuation at Last Funding	**$43B**
Our Investment	**$25.0M**

ServiceTitan

ServiceTitan is the leading software provider to the skilled trades.

Late-stage company | Other

Valuation at Last Funding	**$7.37B**
Our Investment	**$9.99M**

Canva

Canva is the leading online design and visual communication platform.

Late-stage company | Other

Valuation at Last Funding	**$40B**
Our Investment	**$6.20M**

Vanta

Vanta is a market leader in security compliance software.

Mid-stage company | Data infra

Valuation at Last Funding	**$1.65B**
Our Investment	**$5.00M**

Theory Ventures

Theory Ventures is a software & infrastructure focused venture firm investin...

Early-stage company | AI & ML

Valuation at Last Funding	-
Our Investment	**$5.00M**

Inspectify

Inspectify is a vertically-integrated property inspection software platform and leading...

Early-stage company | PropTech

Valuation at Last Funding	**$47M**
Our Investment	**$4.00M**

Roblox

Roblox operates an online video game platform that lets young gamers create,...

Corporate bonds | Other

Valuation at Last Funding	-
Our Investment	**$2.90M**

ZoomInfo

Zoominfo provides a go-to-market intelligence platform for sales and marketi...

Corporate bonds | AI & ML

Valuation at Last Funding	-
Our Investment	**$2.60M**

Twilio

Twilio provides a range of communication-focused application programming interface...

Corporate bonds | DevOps

Valuation at Last Funding	-
Our Investment	**$2.52M**

Block

Block provides a range of payment solutions to merchants through their Square product...

Corporate bonds FinTech

Valuation at Last Funding	-
Our Investment	$2.50M

Jetty

Jetty offers a unified suite of technology-powered financial products that improve...

Mid-stage company PropTech

Valuation at Last Funding	-
Our Investment	$2.00M

Elastic

Elastic provides search-oriented products across security, observability, and enterpris...

Corporate bonds Data infra

Valuation at Last Funding	-
Our Investment	$1.91M

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Additional reading

Investment in Jetty, financial services platform for rental real estate

SEP 18, 2023

Jetty offers a unified suite of technology-powered financial products that improve outcomes for both renters and property owners.


Jetty

Investment in Inspectify, software and data-driven property inspection platform

AUG 11, 2023

Our first proptech investment, Inspectify has a compelling market opportunity and a product that we consider essential to the superior operation of a real estate investment business.


Inspectify

Investment in Immuta, cloud-native data governance platform

AUG 10, 2023

Building on our data infrastructure thesis, Fundrise is backing the leader in data governance and security access.


IMMUTA

Vanta: The Innovation Fund’s First Investment

AUG 09, 2023

A high-growth tech company with a solution that software companies “must have” and a product we believe is 10x better than the old fashioned status quo.


Vanta

Literature

All investors should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing. Information regarding such considerations, including the prospectus of the '40 Act registered fund may be found below. Investors should read the prospectus carefully before investing.

Prospectus
PDF attachment

Statement of Additional Information
PDF attachment

Launch Announcement Letter

Tender Offer Notice

Launch Announcement Letter
External link

Tender Offer Notice
PDF attachment

December 31, 2022 Quarterly Portfolio Holdings
PDF attachment

2023 Annual Report
PDF attachment

2023 Semi-Annual Report
PDF attachment

June 30, 2023 Quarterly Portfolio Holdings
PDF attachment

Subscription Agreement
PDF attachment

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